October 16, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Yanhuang International Development Company, Inc.

Form S-1/A

Filed September 29, 2015

File No. 333-205947

To the men and women of the SEC:

On behalf of Yanhuang International Development Company, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 8, addressed to Mr. Ke Yi Cai, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on September 29, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Dilution, page 19

1. We reviewed your response to our comment 5 and the revisions to your disclosure that you excluded the offering expenses from your dilution calculation since your officers and directors have collectively agreed to pay for such expenses. In this regard, please tell us how you accounted for the offering expenses paid by your principal shareholders and directors on your behalf in your financial statements for the periods presented. Refer to SAB Topic 5T.

COMPANY RESPONSE

Expenses related to the 6/30/15 reporting period were accrued at period end. These were primarily professional and filing fees.  In the subsequent financial period these expenses were paid by Mr. Ke Yi Cai, the Company’s CEO, and were posted as Additional Paid-In Capital.

Exhibit 23.1

2. Please include an updated consent in your amended filing.

COMPANY RESPONSE

An updated consent has been provided and including in this amendment.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 16, 2015

/s/ Ke Yi Cai

Ke Yi Cai

Chief Executive Officer